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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2003

SBS Broadcasting S.A.
(Translation or registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

        Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ☐        No ☒

        This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

SBS BROADCASTING AGREES TO SELL 30.4% INTEREST IN POLISH TV BROADCASTER TVN TO ITI FOR EURO 131.5 MILLION

Luxembourg, September 15, 2003 SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that it has entered into a share purchase agreement to sell its remaining 30.4% equity stake in TVN Sp. z o.o. ("TVN") to a wholly-owned subsidiary of ITI Holdings S.A. ("ITI"), its partner in TVN, for Euro 131.5 million in cash. TVN is a leading Polish television broadcaster in which SBS has been a minority shareholder since July 2000. The transaction is subject to ITI raising the required funding through a financing transaction which ITI currently expects to close in the fourth quarter of 2003.

Commenting on the announcement, Harry Evans Sloan, Executive Chairman of SBS, said, 'We have been satisfied with the operating and financial performance of TVN over the last three years as the station established itself as one of the most successful commercial television stations in Europe. However, pursuant to our ongoing strategy of focusing on broadcasting assets that we fully control and operate, SBS has decided to seek to monitize its minority interest in TVN. The proposed transaction will significantly improve our balance sheet, will reduce our net debt position to less than Euro 20 million, and will put us in a strong position to pursue further strategic opportunities in our core television and radio businesses in Europe.'

The share purchase agreement provides, amongst other things, that ITI will purchase SBS's equity stake in TVN subject to raising the required financing, and that on completion the existing arrangements between SBS and ITI will be terminated. The sale of SBS's interest in TVN is expected to close at the same time as the financing transaction by ITI. The share purchase agreement will terminate on December 31, 2003 if the transaction has not closed by that date. On entering into the share purchase agreement, the call option agreement entered into in December 2002 between SBS and ITI was terminated. In December 2002, SBS sold ITI a 2.6% equity interest in TVN for $11 million. If completed, the transaction will provide SBS with total cash consideration of approximately US$159.5 million for its initial 33% stake in TVN at current exchange rates.

The transaction is subject to satisfaction of certain closing conditions.

Forward-Looking Statements

Some of the statements in this press release are forward-looking, including, without limitation: the statements that ITI expects to raise the consideration through a financing transaction and that the ITI financing transaction and the transaction between SBS and ITI are expected to close in the fourth quarter of 2003; the statement that the proposed transaction will significantly improve our balance sheet, will reduce our net debt position to less than Euro 20 million, and will put us in a strong position to pursue further strategic opportunities in our core television and radio businesses in Europe.

These forward-looking statements include statements relating to anticipated developments in the television broadcasting industry. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes",

"expects", "anticipates", "estimates", "continues" or similar expressions or comparable terminology) with respect to various matters.

It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors. Some of these factors include: the effects of, and changes in, government policy and regulatory requirements; the ability to receive governmental approvals necessary in order to complete the transactions; the effects of changes in general economic environment; the effects of changes in the advertising spending growth; the effects of competition; developments in the capital markets; and the ability of ITI to complete its financing transaction; the Polish television advertising markets or in ITI's business affecting its performance of its obligations described in this release; and our success at managing the risks that arise from these factors. A more detailed discussion of some of these risks is set forth in SBS's annual report on Form 20F for the year-ended December 31, 2002.

All forward-looking statements in this press release are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Austria, Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Poland, Romania and Sweden.

For further information visit: www.sbsbroadcasting.com, or contact:

# # # # #

Investors: Nick Laudico/Michael Smargiassi Brainerd Communicators Tel: +1 212 986 6667	Press: Jeff Pryor Pryor Associates 818-382-2233	Catriona Cockburn Citigate Dewe Rogerson Tel: +44 207 282 2924

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2003
SBS BROADCASTING S.A.
	By:	/s/ Markus Tellenbach
	Name:	Markus Tellenbach
	Title:	Chief Executive Officer

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SBS BROADCASTING AGREES TO SELL 30.4% INTEREST IN POLISH TV BROADCASTER TVN TO ITI FOR EURO 131.5 MILLION
SIGNATURES